UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

(Amendment #1)

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2005

Commission File Number 0-24096

QUEENSTAKE RESOURCES LTD.

999 18th Street, Suite 2940, Denver, CO 80202

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F  ☒  Form 40 F  ☐

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

DOCUMENTS FILED:	Press Release NR2005-25 September 26, 2005
DESCRIPTION:	Amendment to Queenstake’s Redevelopment Plan to Revitalize Jerritt Canyon

In the Form 6-K furnished to the Commission by Queenstake Resources Ltd. (the “Company”) on September 27, 2005 including the Company’s press release, NR2005-25 September 26, 2005, titled “Queenstake’s Redevelopment Plan to Revitalize Jerritt Canyon,” Table 1:2005 Estimated Highlights should have showed, under the column “FY 2005E”, the total operating costs ($ per ounce) for the estimated full year 2005 as “$380-$390.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEENSTAKE RESOURCES LTD.
(Registrant)

Date	October 3, 2005	By	“Dorian L. Nicol”” (signed)
(Signature)

Dorian L. Nicol, President & CEO